WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Funds (the Advisors Funds), Ivy Funds Variable Insurance Portfolios (the Ivy Funds VIP), Ivy Funds, which are underwritten by an affiliate, and Ivy Funds InvestEd (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated.

(Continued)

The company has evaluated subsequent events through February 25, 2016, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) *Consolidation*

We provide seed capital to our new investment products at the time we launch the products. These investment products include certain of the Advisors Funds and the Ivy Funds ("1940 Act Mutual Funds"), Ivy Global Investors Funds (IGI) and limited liability companies ("LLCs"). The primary purpose of providing seed capital is to generate an investment performance track record to attract third-party investors. Our seed investment in a new product represents 100% ownership in that product when the product is launched

Assessing if an entity is a variable interest entity ("VIE") or voting interest entity ("VOE") involves judgment and analysis on an entity by entity basis. Factors included in this assessment include the legal organization of the entity, the company's contractual involvement with the entity and any implications resulting from or associated with related parties' involvement with the entity.

Seeded investments in 1940 Act Mutual Funds are organized under a series fund structure, whereby each open-ended mutual fund represents a separate share class of a legal entity organized under a statutory trust. The Company has determined that the 1940 Act Mutual Funds are VOEs because the structure of the investment product is such that the voting rights held by the equity holders provide for equality among equity investors. To the extent material, these investment products would be consolidated if Company ownership, directly or indirectly, represents a majority interest.

The privately offered funds seeded by the Company are structured as investment companies in the legal form of LLCs. The Company is the managing member of these LLCs. For the majority of these LLCs, the Company's investment represents an ownership of less than 3%. Generally, limited partnerships and similar entities in which the general partner does not have substantive equity at risk and the other limited partners do not have substantive rights to remove the general partner would be considered VIEs. During the fourth quarter of 2015, the LLC agreements were amended so that all of the members of the Company's privately offered funds now hold substantive kick-out and participation rights. They also have the ability to remove the managing member and to dissolve the LLC. Given the substantive rights afforded the members, the Company has concluded the LLCs are VOEs. These investment products would be consolidated, if material, if a majority interest is held, directly or indirectly, by the Company.

The Company has determined the SICAV to be a VOE, as its legal structure and the powers of its equity investors prevents the SICAV from meeting the characteristics of being a VIE. To the extent material, the Company would be required to consolidate the SICAV if ownership of the SICAV, directly or indirectly, represents more than 50% of the outstanding voting shares of the SICAV.

(d) *Use of Estimates*

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited

to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(f) Disclosures about Fair Value of Financial Instruments

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 3.

(g) Investment Securities and Investments in Sponsored Funds

Our investments are comprised of state and government obligations, corporate debt securities, common stock and investments in sponsored funds. Sponsored funds, which include the Funds, the IGI Funds and the LLCs, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in certain sponsored funds as either equity method investments (when the Company owns between 20% and 50% of the fund) or as available for sale investments (when the Company owns less than 20% of the fund) as described in Note 3. Investments held by our broker/dealer entity or certain investments that are anticipated to be purchased and sold on a more frequent basis are classified as trading.

Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method. Substantially all of the Company's equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, our share of the investee's underlying net income or loss is predominantly representative of fair value adjustments in the investments held by the equity method investee. Our share of the investee's net income or loss is based on the most current information available and is recorded as a net gain or loss on investments within investment and other income (loss).

Our available for sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been

below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income, and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the other than temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(h) *Property and Equipment*

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 40 years for buildings; three to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(i) *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other Topic." Internal costs capitalized are included in property and equipment, net in the consolidated balance sheets, and were $13.8 million as of December 31, 2015. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(j) *Goodwill and Identifiable Intangible Asset*

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired. Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory or subadvisory contract or substantial changes in revenues earned from such contracts, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

The Company has one reporting unit for goodwill, investment management and related services. This unit's goodwill was recorded as part of the spin-off of WDR from its former parent, and to a lesser

extent, was recorded as part of subsequent business combinations that were merged into the existing investment management operations.

To determine the fair value of the Company's reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable publicly-traded companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its calculated fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Indefinite-lived intangible asset represent an advisory contract for managed assets obtained in an acquisition. The Company considers this contract to be an indefinite-lived intangible asset as it is expected to be renewed without significant cost or modification of terms. The Company also tests this asset for impairment annually and when events or circumstances occur that indicate that the indefinite-lived intangible asset might be impaired. If the carrying value of a management contract acquired exceeds its fair value, an impairment loss is recognized equal to that excess.

(k) *Deferred Sales Commissions*

We defer certain costs, principally sales commissions and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. Prior to June 16, 2014, the costs incurred at the time of the sale of shares for certain fee-based asset allocation products were deferred and amortized on a straight-line basis, not to exceed three years. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Advisors Funds and Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (three years for shares of certain fee-based asset allocation products

sold prior to June 16, 2014, six years for a Class B share and 12 months for a Class C share), as well as through client fees paid on the asset allocation products sold prior to June 16, 2014. Effective June 16, 2014 we no longer assess a CDSC to investors upon early redemption of fee-based asset allocation products and amounts deferred for sales commissions and related compensation are classified in the prepaid and other current asset and other non-current assets in our consolidated balance sheet. Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(l) ***Revenue Recognition***

Investment Management and Advisory Fees

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company. The majority of investment and/or advisory fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the consolidated statement of income.

Our investment advisory business receives research products and services from broker/dealers through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers. As a result, we present "soft dollar" arrangements on a net basis.

The Company has contractual arrangements with third parties to provide subadvisory services. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the Funds. Any corresponding fees paid to subadvisors are included in operating expenses.

Distribution, Underwriter and Service Fees

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When

a client invests in a fee-based asset allocation product, Class A shares are purchased at net asset value and we do not charge an initial sales charge.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to compensate broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy funds sold by our financial advisors. The Rule 12b 1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net assets under management and are recognized monthly. Fees collected from advisors for services related to technology and errors and omissions insurance are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by our financial advisors. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(m) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $1.4 million for the year ended December 31, 2015 and is classified in both underwriting and distribution expense and general and administrative expense on the consolidated statement of income.

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WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2015

(n) Leases

The Company leases office space under various leasing arrangements. Most lease agreements contain renewal options, rent escalation clauses and/or other inducements provided by the landlord. As leases expire, they are typically renewed or replaced in the ordinary course of business. Rent expense is recorded on a straight-line basis, including escalations and inducements, over the term of the lease.

(o) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, *"Income Taxes Topic."* Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees and financial advisors (our sales force) who are independent contractors. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $4.0 million for 2015.

(2) New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2015

During the fourth quarter of 2015, the Company adopted ASU 2015-07, *"Fair Value Measurement,"* which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value ("NAV") per share (or its equivalent) using the practical expedient.

During the fourth quarter of 2015, the Company adopted ASU 2015-17, "Income Taxes," which requires an entity to classify all deferred tax assets and liabilities as noncurrent on the balance sheet. Prior to implementation of this ASU, the Company classified deferred tax assets and liabilities as either current or non-current assets and liabilities.

New Accounting Guidance Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "*Revenue from Contracts with Customers*." ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. This ASU will supersede much of the existing revenue recognition guidance in accounting principles generally accepted in the United States and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; early application is permitted for the first interim period within annual reporting periods beginning after December 15, 2016. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating which transition method to apply and the estimated impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, "*Amendments to the Consolidation Analysis.*" The amendments in this ASU will affect all companies that are required to evaluate whether they should consolidate another entity. Additionally, the amendments in this ASU rescind the indefinite deferral of FASB Statement 167, "*Amendments to FASB Interpretation No. 46(r)*" included in ASU 2010-10. ASU 2015-02 will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. This standard permits the use of either a full retrospective or a modified retrospective approach. The Company believes that the adoption of this ASU on January 1, 2016, will result in an immaterial impact to our consolidated financial statements and related disclosures regarding our seeded investments in the 1940 Act Funds and LLCs. The Company has concluded that the SICAV will be deemed a VIE due to the lack of equity investment at risk at the SICAV legal entity level. The sub-funds of the SICAV are deemed silos and evaluated individually for consolidation. Because the decisions regarding key activities of the sub-fund reside at the SICAV level, the shareholders of the sub-funds lack the ability to control the key decision-making processes that most directly affect the performance of the sub-funds. As such, each sub-fund is a VIE with the primary beneficiary evaluation being an analysis of economic interest. The Company will be the primary beneficiary and will consolidate any sub-fund of the SICAV in which it owns a majority interest.

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WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2015

(3) Investment Securities

Investments at December 31, 2015 are as follows (in thousands):

Available-for-sale securities:	
Sponsored privately offered funds	$ 825
Total available-for-sale securities	825
Trading securities:	
Mortgage-backed securities	20
Common stock	87
Sponsored funds	564
Corporate bonds	5
Total trading securities	676
Equity method securities:	
Sponsored funds	66,722
Sponsored privately offered funds	3,173
Total equity method securities	69,895
Total investment securities	$ 71,396

The following is a summary of the gross unrealized gains related to securities classified as available for sale at December 31, 2015:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Sponsored privately offered funds	$ 500	325	—	825
Total available-for-sale securities	$ 500	325	—	825

Sponsored Funds

The Company has classified its investments in certain sponsored funds as either equity method investments (when the Company owns between 20% and 50% of the fund) or as available for sale investments (when the Company owns less than 20% of the fund). We do not hold a majority interest in any of our sponsored funds as of December 31, 2015. As a result, there are no sponsored funds consolidated in our financial statements.

16   (Continued)

Sponsored privately offered funds

The Company holds voting interests in certain sponsored privately offered funds that are structured as investment companies in the legal form of LLCs. The Company held investments in these funds totaling $4.0 million as of December 31, 2015, which is our maximum loss exposure.

During, 2015, $77.0 million of investments previously classified as available for sale securities were classified as equity method securities, representing seed investments in which the Company owned between 20% and 50% of the fund. As a result of this classification change, during 2015, $2.9 million of unrealized gains were reclassified from other comprehensive income and recognized in the consolidated statement of income.

The corporate bond accounted for as trading matures in 2018. Mortgage-backed securities accounted for as trading and held as of December 31, 2015 mature in 2022.

Investment securities accounted for as equity method and as trading, with a fair value of $3.0 million and $51 thousand, respectively, were sold during 2015. Net realized losses resulting from these sales were $296 thousand and one thousand, respectively.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer. The fair value of equity derivatives is measured based on active market broker quotes, evaluated broker quotes and evaluated prices from vendors.

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Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2015 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
	(In thousands)			
Available for sale securities:				
Sponsored privately offered funds				
measured at net asset value [2]	$ —	—	—	825
Trading Securities:				
Mortgage-backed securities	—	20	—	20
Corporate bonds	—	5	—	5
Common stock	87	—	—	87
Sponsored funds	564	—	—	564
Equity Method Securities: [1]				
Sponsored funds	66,722	—	—	66,722
Sponsored privately offered funds				
measured at net asset value [2]	—	—	—	3,173
Total	$ 67,373	25	—	71,396

(1) Substantially all of the Company's equity method investments are investment companies which record their underlying investments at fair value. Fair value is measured using the Company's share of the investee's underlying net income or loss, which is predominately representative of fair value adjustments in the investments held by the equity method investee.

(2) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

(4) Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of purchase price over the tangible assets and the identifiable intangible asset of acquired business. Our goodwill is not deductible for tax purposes. Goodwill and the identifiable intangible asset (all considered indefinite-lived) at December 31, 2015 are as follows (in thousands):

Goodwill	$	8,242
Identifiable intangible asset		26,853
Total	$	35,095

In 2015, the Company's annual impairment test indicated that goodwill and the identifiable intangible asset summarized in the table above were not impaired.

(5)   Property and Equipment

A summary of property and equipment at December 31, 2015 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	28,385	3 – 10 years
Data processing equipment		19,836	1 – 5 years
Computer software		92,327	1 – 10 years
Equipment		20,671	3 – 26 years
Leasehold improvements		21,630	1 – 15 years
Building		12,860	1 – 40 years
Land		3,804	
Property and equipment, at cost		199,513	
Accumulated depreciation		(95,388)	
Property and equipment, net	$	104,125	

Depreciation expense for the year ended December 31, 2015 was $14.9 million. At December 31, 2015, we have property and equipment under capital lease with a cost of $2.1 million and accumulated depreciation of $1.1 million.

(6)   Income Taxes

The provision for income taxes for the year ended December 31, 2015 consists of the following (in thousands):

Currently payable:		
Federal	$	77,171
State		6,195
		83,366
Deferred taxes		1,013
Provision for income taxes	$	84,379

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WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2015

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.5
Valuation allowance on losses capital in nature	0.7
Other items	0.5
Effective income tax rate	37.7%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2015 is presented as follows (in thousands):

Deferred tax liabilities:	
Deferred sales commissions	(44)
Property and equipment	(9,494)
Benefit plans	(13,974)
Identifiable intangible asset	(8,221)
Prepaid expenses	(1,795)
Total gross deferred liabilities	(33,528)
Deferred tax assets:	
Additional pension and postretirement liability	28,675
Accrued compensation	10,349
Other accrued expenses	5,225
Unrealized losses on investment securities	1,715
Nonvested stock	18,065
State net operating loss carryforwards	3,315
Federal benefit on state liabilities	1,694
Unused state tax credits	1,468
Other	80
Total gross deferred assets	70,586
Valuation allowance	(4,864)
Net deferred tax asset	$ 32,194

As of December 31, 2015, the Company had a valuation allowance against deferred tax assets for capital losses and state net operating loss carryforwards of $1.7 million and $3.2 million, respectively.

As of December 31, 2015, the Company had a deferred tax asset for unrealized losses on investment securities and partnerships of $1.7 million that would be capital losses for tax purposes if realized. Due to the character of the loss and the limited carryforward period permitted by law upon realization, the

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Company may not realize the full tax benefit of the loss. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses and accordingly, a valuation allowance in the amount of $1.7 million has been recorded as of December 31, 2015. During 2015, decreases in the fair value of the Company's available for sale securities portfolio and equity method investments resulted in an increase in the valuation allowance of $1.7 million. Of this amount, $1.5 million was recorded as an increase to income tax expense and $0.2 million was recorded as an increase in accumulated other comprehensive loss.

As of December 31, 2015, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.3 million at December 31, 2015. The carryforwards, if not utilized, will expire between 2016 and 2032. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.2 million has been recorded at December 31, 2015. The Company has state tax credits of $1.5 million as of December 31, 2015 that can be utilized in future tax years. Of these state tax credit carryforwards, $1.3 million will expire between 2024 and 2031 if not utilized and $0.2 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2015, the Company had unrecognized tax benefits, including penalties and interest, of $6.0 million ($4.3 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable; and unrecognized tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. A settlement in 2015 allowed for the reduction of penalties and interest, net of federal benefit, related to tax uncertainties of $40 thousand in the consolidated statement of income for the period ended December 31, 2015. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2015 of $2.0 million ($1.6 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2015 (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2015	$ 4,427
Increases during the year:	
Gross increases – tax positions in prior period	442
Gross increases – current period tax positions	317
Decreases during the year:	
Gross decreases – tax positions in prior period	(311)
Decreases due to settlements with taxing authorities	(281)
Decreases due to lapse of statute of limitations	(504)
Balance at December 31, 2015	$ 4,090

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The 2012 through 2015 federal income tax returns are the only open tax years that remain subject to potential future audit. State income tax returns for all years after 2011 and, in certain states, income tax returns for 2011, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(7) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored non-contributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2015 were $10.7 million.

The total projected benefit obligation of the Plan is $210.8 million, of which $182.4 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the consolidated balance sheet of WDR at December 31, 2015 is $36.9 million, of which $31.9 million is included in accrued pension and postretirement costs on the Company's consolidated balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees and Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.4 million are recorded on the consolidated balance sheet of WDR at December 31, 2015, of which $8.0 million relates to the Company. Of the Company's total liability at December 31, 2015, $315 thousand is included in other current liabilities, while the remainder is long term in nature and is included

in accrued pension and postretirement costs. During 2015, WDR allocated $1.2 million of expense to the Company for the medical plan.

(8) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2015 were $5.5 million.

(9) Accumulated Other Comprehensive Loss

The following table summarizes other comprehensive income (loss) activity for the year ended December 31, 2015.

	Unrealized gains (losses) on investment securities	Change in valuation allowance for unrealized gains (losses) on investment securities	Pension and postretirement benefits	Total accumulated other comprehensive income (loss)
		(In thousands)		
Balance at December 31, 2014	$ 1,561	—	(42,623)	(41,062)
Other comprehensive income before reclassification	482	63	(9,134)	(8,589)
Amount reclassified from accumulated other comprehensive income	(1,838)	(237)	3,170	1,095
Net current period other comprehensive income	(1,356)	(174)	(5,964)	(7,494)
Balance at December 31, 2015	$ 205	(174)	(48,587)	(48,556)

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Reclassifications from accumulated other comprehensive income (loss) and included in net income are summarized in the table that follows for the year ended December 31, 2015.

	Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income:				
Sponsored funds investment gains	$ 2,928	(1,090)	1,838	Investment and other income
Valuation allowance	—	237	237	Provision for income taxes
Amortization of pension and post retirement benefits	(4,972)	1,802	(3,170)	Underwriting and distribution expense and compensation and related costs
Total	$ (2,044)	949	(1,095)	

(10) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. The Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2015. At December 31, 2015, the Company had net capital of $21.7 million that was $21.5 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(11) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1), (k)(2)(i) and (k)(2)(ii). The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2015 for which instructions to reduce to possession or control had been issued as of December 31, 2015, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2015, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

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(12) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2015, the Company recorded share-based compensation expense totaling $42.0 million that is included in compensation and related costs in the consolidated statement of earnings.

(13) Rental Expense and Lease Commitments

We lease certain home office buildings, certain sales and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2015 was $23.3 million. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year	Commitments (in thousands)
2016	$ 21,368
2017	17,646
2018	13,622
2019	8,971
2020	4,606
Thereafter	12,195
	$ 78,408

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2015.

(14) Related Party Transactions

The current amounts due from affiliates at December 31, 2015 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2015 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2015 consists entirely of amounts due from WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds and Ivy Funds VIP for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds and Ivy Funds VIP pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are

collected from the Advisor Funds and Ivy Funds VIP for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Advisor Funds and Ivy Funds VIP and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds and Ivy Funds VIP. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by the Company's licensed financial advisors and financial intermediaries that have entered into 529 plan selling agreements with the Company.

Through revenue sharing allocation agreements with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the Advisor channel. The Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel. Accordingly, during 2015, the Company received $1.9 million from the gross sales of assets, $11.8 million from average assets under management, $803 thousand from the gross sales of assets and average assets under management related to separately managed accounts. In addition, the Company is reimbursed for its costs incurred in providing accounting, information technology, legal, marketing, rent and other services. During 2015, the Company was reimbursed $40.2 million for these services.

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(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2015 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2015 that were not consolidated in the December 31, 2015 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	231,225
Receivables and prepaids		63,417
Investment securities		70,721
Property and equipment, net		68,381
Goodwill and intangible assets, net		26,853
Current income taxes		4,143
Deferred income taxes		24,653
Other assets		1,215
		490,608
Liabilities:		
Other liabilities		108,717
		108,717
Company equity in net assets of subsidiaries	$	381,891

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with Accounting Standards Codification 450, *"Contingencies Topic"* ASC 450. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

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In an action filed on February 18, 2016 in the United States District Court for the District of Kansas, *Saket Kapor(sic), Peter Brockett and Hieu Phan v. Ivy Investment Management Company, et. al.* (Case No. 2:16-cv-02106-JWL-TJJ), W&R Inc.'s registered investment advisor subsidiary, the trustees of two of the Company's affiliated mutual funds, and an officer of a W&R Inc.'s subsidiary were sued in a putative derivative action by three mutual fund shareholders alleging breach of fiduciary duty and breach of contract claims relating to investments held in the affiliated mutual funds. On behalf of the mutual funds, Plaintiffs seek monetary damages and demand a jury trial. To date, no responsive pleading has been filed and no discovery has taken place.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. Given the preliminary nature of the proceedings and the Company's dispute over the merits of the claims, the Company is unable to estimate a range of reasonably possible loss, if any, that such matter may represent. While the ultimate resolution of this matter is uncertain, an adverse determination against the Company could have a material adverse impact on our business, financial condition and results of operations.

(17) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.